Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on September 7, 2023 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming extraordinary general meeting of the Company to be held on October 10, 2023 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than October 10, 2023, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: September 1, 2023

ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:      CollPlant Biotechnologies Ltd.

Fax Number:      +972-73-232-5602

Email: eran@collplant.com

Telephone Number:     +972-73-232-5600

Extraordinary General Meeting to be held on October 10, 2023

FROM: __________________________________________________________________

Company/Individual Name

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF September 7, 2023: _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2023

CollPlant Biotechnologies Ltd.

Extraordinary General Meeting

October 10, 2023

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Eran Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on September 7, 2023 at the Extraordinary General Meeting of the Company to be held in Israel on October 10, 2023 at 10:00 a.m. Israel time in respect of the following resolution:

To approve the repricing of the exercise price of certain outstanding options to purchase ordinary shares of the Company granted to the Company’s directors and its CEO. ☐ FOR ☐ AGAINST ☐ ABSTAIN

Do you have a personal interest in the approval of the proposal or are you a controlling shareholder of the Company? (please note: if you do not mark either Yes or No, your shares will not be voted)

☐ YES     ☐ NO

End of Resolutions

THIS FORM MUST BE RECEIVED COMPLETED BY 06:00 A.M. ISRAEL TIME ON OCTOBER 10, 2023 TO BE VALID

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